EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE AMERICAN: ASM

TSX-V: ASM

Berlin & FSE: GV6

September 20, 2017

STOCK OPTION AND RESTRICTED SHARE UNIT GRANTS

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE-AMERICAN; "Avino" or "the Company") wishes to announce that upon the recommendations of its Compensation Committee, it has granted an aggregate of 1,435,000 incentive stock options (the “Stock Options”) under its Stock Option Plan, and 80,500 Restricted Share Units (“RSUs”) under the Restricted Share Unit Plan to its directors, officers, employees and consultants. Both the Stock Option Plan and Restricted Share Unit Plan have been previously approved by shareholders, and no further approval from shareholders is required for these grants.

The Stock Options are exercisable for up to five years at a price of $1.98 per share. The RSUs will vest at the rate of one-third annually from the date of grant, until fully vested.

The Stock Options and the RSUs are not transferable and will be subject to a four-month hold period from the date of grant and any applicable regulatory acceptance. Out of the total number of RSU’s granted, 1,875 RSU’s were granted to persons performing investor relations activities for the Company.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

___________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.